ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2011

Description of Business and Report Date

Atna Resources Ltd. (“Atna” or the “Company”) is engaged in the exploration, development and production of gold properties located primarily in the United States (“U.S.”). The Company also has mineral interests in Canada and Chile. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia. Atna trades on the Toronto Stock Exchange under the symbol “ATN” and in the U.S. on the over-the-counter Bulletin Board under the symbol “ATNAF”. The following discussion and analysis of the financial position and results of operations for the Company is current up to May 23, 2011 (the “Report Date”) and should be read in conjunction with the unaudited interim consolidated financial statements and the notes thereto for the three months ended March 31, 2011, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the Company’s reporting currency is the United States dollar (“USD” or “US$”). All amounts are in USDs, except for certain disclosures are made in Canadian dollar (“CAD” or “C$”), as noted. Additional information relating to the Company, including audited consolidated financial statements and the notes thereto for the years ended December 31, 2010 and 2009, can be viewed on SEDAR at www.sedar.com and on EDGAR at  www.edgar.com.

Highlights for First Quarter 2011:

•	Briggs produced $2.4 million in positive operating cash flow and $1.7 million of net operating profit;
•	New drilling at Briggs expanded the Deep Briggs Zone, which may increase mineral reserves upon further study;
•	$2.2 million of notes payable were converted to equity or repaid during the quarter significantly reduced outstanding debt;
•	Estimated recoverable in-process gold inventory, increased to approximately 14,100 ounces with a potential quarter end market value of $20.3 million based on a gold price of $1,439;
•	Water well and wildlife exclusion fencing completed at Reward; and
•	Prepared first interim financial statements in accordance with IFRS.

Mine Operations

Briggs Mine, California

The Briggs gold mining property (“Briggs”) is located on the west side of the Panamint Range near Death Valley, California.  Briggs was initially constructed in 1995 and through March 31, 2011 has produced over 590,000 ounces of gold.

Briggs produced $2.4 million in positive operating cash flow and $1.7 million of operating profit for the three months ended March 31, 2011. Gold sales were 6,600 ounces for the first quarter at an average realized price of $1,398 generating total revenues of $9.2 million. Gold production continues to be delayed by a build-up of work-in-process gold inventory as a result of limited capacity in the leach recovery system. The leach pad irrigation and carbon absorption throughput capacity is being doubled and will come on line in May 2011. In addition, leach pad space is being doubled and will be completed in June 2011. The completion of these facilities should reduce gold inventory in the pad and accelerate recovery of gold from new ores placed beginning in the third quarter. After completion of these projects, the Briggs Mine should require no additional project capital under the current life-of-mine plan.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2011

The 2011 operating plan for Briggs has been revised slightly lower and is now expected to produce approximately 32,000 to 37,000 ounces (previously 35,000 to 39,000 ounces) of gold due to delays in leach recovery. Approximately 60 percent of the gold produced for the year will be produced in the second half of 2011 under this plan. Due to rising diesel fuel, reagents, and other operating costs, unit cash costs are expected to increase for the year from prior projections and average between $850 and $880 per ounce produced (previously $750 and $820 per ounce produced). Diesel fuel currently represents approximately 21 percent of operating cost at Briggs. Current diesel fuel prices are exceeding planned costs by approximately 30 percent. The diesel fuel price increase will be partially offset in future periods by benefits derived from diesel fuel forward contracts for approximately 25 percent of Briggs’ diesel usage at delivered prices below current market prices for the period from April through December 2011. Increased energy prices have also increased the cost of other operating supplies. These cost increases, combined with a growing industry-wide shortage of trained mining professionals and spare equipment parts have resulted in a challenging operating environment. This challenging cost environment is offset by increases in the price of gold.

The 2011 waste stripping ratio is projected to average 3.3 tons of waste per ton of ore, which is higher in the first half of the year. The waste to ore stripping profile is projected to decline significantly in the second half of 2011 and one haul truck from the fleet will be retired in July, which should help reduce mining costs in the second half of 2011. The first quarter 2011 strip ratio was 4.5 compared to a plan of 3.9.

Total tons mined increased 17 percent from the previous quarter due to higher equipment availability and shorter waste hauls. The remaining life-of-mine strip ratio is 2.8 which should result in lower future cash costs. Remaining life-of-mine average cash costs are currently projected to average from $600 to $650 per ounce.

Production details for Briggs for the five most recent quarters are shown in the following table:

	First	Second	Third	Fourth	First
Production Statistic	Quarter 2010	Quarter 2010	Quarter 2010	Quarter 2010	Quarter 2011
Waste tons	1,418,700	2,081,900	2,042,500	2,289,400	2,766,400
Ore tons	644,200	485,400	649,500	601,900	608,400
Total tons	2,062,900	2,567,300	2,692,000	2,891,300	3,374,800
Strip ratio (waste / ore)	2.2	4.3	3.1	3.8	4.5
Ore grade (oz/ton)	0.015	0.014	0.019	0.016	0.015
Contained gold ounces mined	9,600	6,600	12,400	9,400	8,900
Gold ounces produced in doré	6,000	5,300	5,800	7,900	6,700
Gold ounces sold	5,500	5,700	6,200	7,800	6,600
Recoverable gold ounces inventory	11,300	10,900	13,700	13,500	14,100
Cash cost of gold production ($/oz) including net capitalized stripping	$824	$865	$887	$760	$927
Cash cost of gold production ($/oz) excluding net capitalized stripping	$892	$1,021	$1,036	$878	$1,013

Cash cost of production per ounce is a common gold mining industry measure not compliant with IFRS. Cash cost per ounce is calculated using the Gold Institute Standards and is estimated by subtracting non-cash costs, changes in gold inventory and silver by-product credits from cost of sales. Cost of sales includes all mine-site operating costs, including mine-site overhead, production taxes, royalties, mine-site depreciation, amortization and depletion, net capitalized production stripping costs, and corporate office allocations.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2011

The following schedule details the calculation of cash cost of gold production per ounce for the three months ended March 31:

	2011	2010
Total cost of sales	7,436,900	5,853,700
Less - mining related depreciation and amortization	(1,388,100)	(1,075,900)
Difference between ounces produced and ounces sold	(20,800)	452,700
Less - silver by-product credits	(49,600)	(40,700)

Total cash cost of production	$5,978,400	$5,189,800

Ounces produced (doré plus inventory absorbed on carbon)	6,450	6,296

Total cash cost per ounce	$927	$824

Approximately $1.7 million of capital and $0.2 million for equipment leases was spent at Briggs during the three months ended March 31, 2011. Spending on equipment notes and capital leases for the remainder of 2011 is expected to be approximately $0.8 million. Spending on capital projects, primarily for the leach pad and development drilling, for the remainder of 2011 is expected to be approximately $2.8 million. The leach pad expansion will add an additional seven million tons of leach pad capacity, which will be sufficient for all ores included in the current minable reserves.

The Briggs gold deposit is hosted by Precambrian quartz-rich gneiss and amphibolite which have been strongly folded in Precambrian and Mesozoic periods and faulted during Mesozoic and Tertiary periods. High-angle faults and shear zones are believed to have acted as conduits that channeled gold-bearing hydrothermal fluids upwards into the gneiss and amphibolite package. The primary high angle fault system in the Briggs Mine area, which is believed to be the primary conduit for gold mineralization, is the north to south trending Goldtooth fault.

DEVELOPMENT PROPERTIES

Reward Mine, Nevada

The Reward gold property (“Reward”) is located on approximately 1,600 acres in southwestern Nye County, Nevada, about 5.5 miles south-southeast of the town of Beatty.  Access is gained via state highway 95 to the site access road turnoff followed by a two mile gravel access road. Atna holds 18 unpatented lode claims under three mining leases, which expire in 2024 and 2025. The leases carry a three percent NSR royalty.  During 2006, the Company acquired six patent placer claims totaling 220 acres for $0.1 million and a residual three percent NSR royalty. Atna now owns or leases 116 unpatented lode mining claims, three unpatented placer claims, and six patented placer claims.

The production water well and wildlife exclusion fencing have been completed. Reward’s continued development will proceed on a measured basis and significant further spending is dependent on available cash flows from Briggs. The Company continues to review equipment vendor finance options and other development funding alternatives to develop Reward. The Company spent $0.2 million on Reward infrastructure development during the three month period ended March 31, 2011.

In March 2008, the Company completed a positive economic feasibility study for Reward. The feasibility study recommended development of a conventional open pit mining, ore crushing, and heap leach gold production operation. Operating synergies and cost benefits from the nearby Briggs Mine could positively affect the operation.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2011

The Reward operation is expected to produce approximately 144,700 ounces of gold over a five year mine life at estimated average cash cost of $580 to $625 per ounce of gold produced. Reserve estimates were based on an updated estimate of operating costs and a target gold recovery of 80 percent. The expected recovery is similar to the Briggs Mine and was based on feasibility studies that performed gold recovery testing. Life of mine waste to ore strip ratio is 2.8. The feasibility study included capital costs for crushing and process plants, facilities and infrastructure, mining fleet, capitalized stripping and funding of surety bonds of $29 million. The project capital and economic outlooks were updated by the Company to account for higher gold prices, increased ore reserves and higher consumable and labor costs.

Reward has received permits required to initiate development activities. An initial reclamation bond totaling $0.8 million has been posted to allow project infrastructure construction and drilling operations. A project office has been opened in Beatty, Nevada and fence construction and the drilling of the production water well has been completed. Other near term development activities include the completion of design engineering, development of contractor bid packages, access road upgrade and power line construction. Anticipated cost for this phase of work will be approximately $3.0 million. In addition to the development activities already commenced, the Company is planning a $1.0 million development and exploration drill program at the site to extend mineralization adjacent to the existing designed pit limits.

Phase 2 activities include the construction of leach pad facilities, purchase of a 500-ton per hour capacity semi-portable crushing plant, and installation of an office, lab and shop facilities. Pre-stripping of mine waste would also commence simultaneously with the other construction activities. The Company is currently working with our equipment vendors and various project financing institutions regarding development funding for Reward.  However, commencement of construction at this project remains dependent upon the generation of increased free cash flow from Briggs. Phase 2 construction could be completed within a nine to twelve month period after the completion of initial Phase 1 development activities.

During 2009 work was completed on an Environmental Assessment for Reward and the US Bureau of Land Management signed the Record of Decision and Finding of No Significant Impact to approve development of Reward in August 2009. In January 2010, the Nevada Division of Environmental Protection issued a Reclamation Permit that became effective February 7, 2010. This permit, subject to the placement of a total of $5.9 million in reclamation bonds, will allow Atna to construct the Reward Mine. Other major permits, including the Class II Air Quality Operating Permit, Water Pollution Control Permit, and a Permit to Change Point of Diversion, Manner of Use and Place of Use of The Public Waters, have also been issued by the State of Nevada.

Pinson Mine Property, Nevada

The Pinson gold property (“Pinson”) is located in Humboldt County, Nevada, about 30 miles east of Winnemucca and is accessed by an all weather road about ten miles north of the Golconda Exit from Interstate Highway 80.  The property is located on the Getchell Gold Belt in north-central Nevada where it intersects the north end of the Battle Mountain Eureka trend. Prior to 2000, the Pinson Mine produced over 987,000 ounces of gold from relatively low-grade oxidized ore by open pit mining methods.

In April 2009, Atna entered into a Mining Venture Agreement (“MVA”) for Pinson with Pinson Mining Company, a Nevada general partnership (“PMC”) comprised of Homestake Mining Company of California and Barrick Holding Company of California, both subsidiaries of Barrick Gold Corporation (NYSE:ABX).  Under the MVA, Atna owns a 30 percent equity interest in the joint venture and PMC owns 70 percent. PMC is the project manager. This MVA replaced the prior Exploration Agreement with Option for Mining Venture dated August 12, 2004.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2011

Over $50 million has been spent on the Pinson property by the joint venture partners since 2004. The 2011 budget for the Pinson project includes ongoing underground pumping and maintenance operations. Atna’s share of the 2011 budget is $0.4 million.

PMC has completed an in-house, unpublished review of Pinson for both underground and open pit mining potential. The results did not meet Barrick’s criteria for development. Atna believes that the underground development potential at Pinson is attractive. Developments at gold properties adjacent to Pinson have created a positive atmosphere for negotiation with our joint venture partner, which may result in the development of Pinson.

Pinson is made up of a number of property parcels that are either wholly-owned or under lease/option. The property includes 3,800 acres of patented fee lands, 360 acres of leased patented fee lands, 8,496 acres of federal unpatented lode mining claims, and 1,362 acres of leased federal unpatented lode claims. A total of 553 unpatented federal lode mining claims (both owned and leased) are included in the property position. Total acreage controlled by the joint venture is 14,018 acres. The property is subject to net smelter return (“NSR”) royalties varying from 3.5 percent to 7.5 percent on various claim groups within the property.

In June 2007, the Company completed an updated Technical Report on the Pinson Property and revised the mineral resource calculations based upon all available data from its work through June 2006. PMC completed substantial exploration work on the Pinson Property subsequent to this resources estimate and that work has not been incorporated into a revised NI 43-101 compliant technical report as of the date of this report.

Atna commenced a drill program in August 2004, to define a resource and to acquire geotechnical data in two target areas from near surface to a depth of 1,500 to 2,000 feet. Drilling focused on the relatively shallow portions of the CX zone and on the Range Front zone. A total of 30 holes, including about 20,000 feet of reverse circulation pre-collars and 10,000 feet of core tails were completed in February 2005.

In 2006, PMC completed a detailed gravity survey within the area of interest. This work was followed by exploration and delineation drilling in 2007 and 2008. A total of 163 drill holes were completed consisting of 50,700 feet of RC drilling and 61,900 feet of core drilling. Surface drilling consisted of 103 drill holes, underground drilling total 60 drill holes. Combined drill footage was 112,600 feet. This drilling targeted the Summer Camp, HPRI04, Range Front, Ogee and CX underground resources areas and the Mag open pit resource area. In general, the drilling program did not extend any of the known resources significantly. Drilling was suspended in December of 2008. In 2008, underground exploration drifting was re-started with 2,000 feet, of drift excavation completed. The underground drift was designed to allow delineation drilling to be completed in the CX, Ogee and Range Front Zones. The underground excavation contract was terminated in January of 2009. Over 4,000 feet of underground drift and workings have been completed at the site.

Underground workings at Pinson are being de-watered using deep de-watering wells. A total of four wells have been drilled and two rapid infiltration basins have been constructed. Additional water rights to allow the underground project to be de-watered at rate required to support underground mining operations were applied for with the Nevada Division of Water resources and granted in February 2009. In addition, PMC upgraded site electrical systems to support underground tunneling and ventilation operations and constructed a lined stock pad for the stockpiling of future mined ores. A second portal collar was also established for a planned secondary access to the underground workings. Under MSHA regulations, commercial stoping of ores may only be conducted once dual access has been established.

The Pinson property is currently being operated under a permit that authorized mining of less than 36,500 ore tons per year from underground workings. Modification of this permit by administrative amendment will be required before commercial production rates can be contemplated.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2011

Columbia Project, Montana

The Company wholly-owns or leases 24 patented and 68 unpatented mining claims at the Columbia mining project (“Columbia”) located approximately seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Access to the properties is by dirt roads from a paved highway that crosses near the property. The patented claims are subject to NSR royalties that range from zero to six percent.

The Company engaged an independent engineering firm with qualified persons (as defined in NI 43-101), to complete an NI 43-101 compliant “Technical Report and Mineral Resource Estimate for the Columbia Project” in 2009 and an additional report titled “Technical Report and Preliminary Assessment on the Columbia Project” (“PEA”) was completed in May 2010. Results of this study demonstrate favorable economic potential for the project.

The Columbia resource estimate is based on 337 drill holes totaling 147,000 feet of drilling and 12,500 feet of surface trenching in 78 trenches carried out between 1989 and 1993. Bulk sampling, development studies, metallurgical testing, and environmental baseline studies were conducted during the same time period. The deposit remains open for possible extension both along strike and to depth.

Columbia Project PEA Highlights

•
Projected average annual production of approximately 70,000 ounces of gold and 96,000 ounces of silver over a nine year mine life at an estimated cash cost of $639 per ounce of gold, net of by product credits.

•
Pre-tax discounted Net Present Value (NPV) at $1,025 per ounce of gold and $16.60 per ounce of silver of $111.5 million at discount rate of five percent, giving an Internal Rate of Return (IRR) of 27 percent.

•	Estimated capital expenditures of US$72.2 million and a payback of 3.3 years

The PEA contemplates a conventional open pit truck/loader mining operation with sequential pit waste backfill and a conventional 5,000 ton per day gravity and flotation mill to produce both doré and a gold and silver concentrate. Concentrates would be sold to third party processing facilities. The initial design seeks to minimize environmental impact by incorporating dry tailings for pit backfill versus a conventional wet tailings dam.

The PEA is an estimate of the economic viability of the project and does not contemplate a number of important engineering or regulatory factors. Further study is required prior to making a production decision. The preliminary assessment includes inferred mineral resources within the pit boundary that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

The PEA developed a number of recommendations for future work.  These include:

•	Additional metallurgical sampling to adequately test the various parts of the deposit sufficient to refine the process flow and complete a plant design.
•	Additional drilling to confirm the resource and upgrade the ore classification of the Donnely South area.
•	An evaluation of the permitting requirements of the project.
•	A geotechnical study to optimize pit slope angles and confirm waste dump stability and design.
•	Feasibility and project optimization studies.

Socio-economic and political changes are occurring in the state of Montana that should facilitate permitting and help to unlock the significant economic potential of Columbia. A number of bills designed to streamline the permitting process passed the legislature in the 2011 session. The full ramifications of these changes are being assessed.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2011

Columbia is covered by middle Tertiary andesitic volcanic rocks. The most important controls on mineralization are north to northwest-trending faults that have localized quartz-pyrite-precious metal mineralization. The structures generally dip to the west and can be up to 150 feet wide. Gold and silver occur in high grade quartz veins that are localized near the margins of the shear zone, as well as in a lower grade shattered zones between the high grade veins. Gold mineralization occurs as fine-grained free gold as well as submicron particles associated with pyrite.

The Company is planning additional metallurgical test work, environmental base-line studies, and economic analysis of the process alternatives during 2011 with the goal of narrowing the project’s development alternatives.

Columbia is not currently permitted for development. Columbia is located on patented and unpatented mining claims within a U.S. National Forest. As with all mining projects, careful environmental study and permitting will be required before a mine can be developed on the property. There are no assurances that all needed permits will be issued, issued timely, or issued without onerous conditions. An environmental impact statement and the permitting process will require completion before any development activities can take place on the property.

Briggs’ Cecil R Satellite Property, California

The Cecil R satellite gold property (“Cecil R”) is located four miles north of Briggs. The Company completed an initial NI 43-101 compliant mineral resource estimate and technical report in March 2010. Work at Cecil R leading up to the new NI 43-101 resource estimated included over 94 drill holes, surface geologic mapping, surface and underground sampling, and 3D geologic modeling. Gold mineralization at Cecil R is hosted by the same geologic unit which hosts Briggs. The gently west dipping blanket-like zone of gold mineralization dips beneath Quaternary gravel cover and is distributed over an area 1,500 feet by 1,200 feet and has a thickness of 10 to 60 feet.

Work on the Cecil R will continue during 2011 with economic evaluation of the newly defined resource, baseline environmental studies, metallurgical testing, permitting and potentially infill drilling to upgrade resource classification.

EXPLORATION PROPERTIES

Clover, Nevada

The Clover gold exploration property (“Clover”) is situated 68 km northeast of Winnemucca in Elko County, north-central Nevada, and consists of 110 unpatented lode claims covering approximately 2,000 acres. Access is via all weather gravel roads off Nevada State Route 18 and accessed from Interstate 80 at the Golconda exit. Under an agreement dated March 11, 2003, the Company acquired a 100 percent interest in 22 claims on Clover, subject to a three percent NSR royalty. The Company optioned the property to Yamana Gold in November 2006. Yamana Gold has been exploring the project since that time and has now completed all cash payments to Atna required under the terms of the earn-in agreement ($0.4 million), but must complete the remaining portion of the work requirements of its earn-in.

To date, Yamana has spent approximately $1.3 million of the required $3.3 million in exploration expenditures. Over the course of the next 18 to 24 months, dependent upon when permits are received, Yamana must spend an additional $2.0 million in exploration expenditures to complete the expenditure requirement and to earn a 51 percent venture interest in Clover. Upon completion of these initial vesting requirements, Yamana may elect to earn an additional 19 percent interest in Clover (70 percent total) by taking the project through prefeasibility within 30 months of making the election to increase its interest. Should Yamana earn an interest in Clover, Atna will retain either a 49 percent or 30 percent interest.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2011

Yamana completed a second round of drilling in 2008 that included 10 RC drill holes (8,000 to 9,000 feet) to follow-up encouraging gold and silver results intersected in 2007 drilling. In 2008, Yamana cut several zones of gold mineralization including:

•	35 feet grading 0.321 oz/ton gold and 0.54 oz/ton silver (hole CV006)
•	25 feet grading 0.03 oz/ton gold and 7.97 oz/ton silver (hole CV007)

In 2009 and 2010 Yamana Gold worked on completing permitting activities required by the BLM to allow a third round of drilling. Yamana anticipates that the BLM will grant the permits before the end of the second quarter of 2011 and drilling is to commence shortly thereafter. Planned work in 2011 includes drilling to extend and in-fill gold mineralization at Clover where seven new drill sites are planned.

Tuscarora and Adelaide Properties, Nevada

On February 15, 2008, the Company entered into an option agreement with Golden Predator Corporation (“Golden Predator”) on the Adelaide gold exploration property (“Adelaide”) located near Winnemucca, Nevada and the Tuscarora gold exploration property (“Tuscarora”) located near Elko, Nevada, whereby Golden Predator would assume the obligation of Atna regarding the option with Newmont on Adelaide and Tuscarora. Golden Predator is obligated under its option agreement to complete $3.0 million in expenditures by end 2011 to earn a 100 percent equity position in the project subject to various earn-back rights held by Newmont. As of March 31, 2011, a total of approximately $2.6 million had been spent toward the total spending requirements.

Atna is entitled to receive annual option payments equivalent in value to 35 percent of the cost of work performed in the year. Atna received 0.3 million shares of Golden Predator as its 2010 option payment for the properties. In addition, Atna shall retain an NSR of up to 1.5 percent but not less than 0.5 percent. When a positive production decision has been made, Atna may receive an additional production payment equivalent to $2.50 per ounce of gold or gold equivalent ounce based on the established reserves or measured and indicated ounces at that time, but not less than $250,000 for each property.

In 2008 and 2009, Golden Predator completed two drilling programs and in August 2009, Golden Predator completed an NI 43-101 compliant technical report on Adelaide. The technical report summarized all past exploration, including successful exploration results from the company’s 2008-2009 drilling program, where several +1.0 ounce/ton gold intercepts were intersected. Potential for high grade, bonanza vein-style system was demonstrated in the drilling. A work plan was recommended consisting of detailed mapping, compilation work, RC and diamond drilling, and three dimensional modeling.

Golden Predator has initiated permitting with the BLM and State of Nevada to drive an exploration drift at Adelaide to advance delineation drilling and metallurgical testing on the Margarite vein. The current plan is to develop underground workings to approximately 250 feet below surface of the Margarite pit floor to establish underground drilling platforms. These drill platforms will allow Golden Predator to further delineate the know mineralization and to continue testing the same structure down-dip, and also test parallel vein targets.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2011

Sand Creek Uranium Joint Venture, Wyoming

In August 2006, the Company joined with Uranium One Exploration USA Inc, (“Uranium One”) to form the Sand Creek Joint Venture (“Sand Creek JV”). The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located east and south of Douglas, Wyoming. In June 2009, the Company entered into a Supplemental Agreement to the Sand Creek Uranium Project Exploration, Development and Mine Operating Agreement. Under this Supplemental Agreement, Uranium One assumed the role of project manager and may spend up to $1.6 million before December 31, 2012 to increase its interest in the project from 30 percent to 51 percent. The Company is carried at no expense while Uranium One spends the funds to increase its interest. During 2010, approximately $0.2 million was spent by Uranium One on project activities. Uranium One’s equity interest in the project increased at the end of 2010 to approximately 35 percent and while Atna’s interest reduced to 65 percent.

During 2009, Uranium One, completed 24 drill holes to an average depth of 755 feet totaling 18,074 feet of drilling. Ten of the twenty-four holes drilled encountered encouraging uranium intercepts of greater than 0.25 percent U3O8 x feet thickness with a highlight of 6 feet at 0.11 percent U3O8. The drilling program was designed to test the step-out and in-fill potential of the project’s roll front-style uranium mineralization. The Company does not control the timing of future drilling Operations under the terms of the Supplemental Agreement.

Uduk Lake Property, Yukon

In April 2011, the Company entered into an agreement to option the Uduk Lake property to Canarc Resource Corporation (TSX: CCM). Under the option, Canarc can acquire a 100 percent interest in the Uduk claims by making option payments of $750,000 over a 4 year period ($50,000 paid at closing) and granting the Company a two percent NSR production royalty. The Uduk claims are located in the Windfall Hills area, located 65 kilometers south of Burns Lake, Yukon. Gold mineralization is associated with quartz stock-works and alteration zones of silica, pyrite, sericite and clay. Anomalous gold, silver, and arsenic values appear to be associated with areas of more intense multiple-stage silicification and brecciation. Rock-chip samples have returned values up to 5.7 gram per tonne gold and numerous samples assayed over 1.0 gram per tonne gold.

Summary of Mineral Reserves and Resources

Gold Mineral Reserves - Proven and Probable at December 31, 2010 (3)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Briggs (1) - 100% Atna
Proven	4,793	0.021	103,000
Probable	4,853	0.020	98,000

Briggs reserves	9,646	0.021	201,000

Reward (2) - 100% Atna
Proven	1,444	0.026	38,200
Probable	6,265	0.023	142,700

Reward reserves	7,709	0.023	180,900

Total reserves	17,355	0.022	381,900

1.	Briggs 0.007 opt incremental leach cut-off grade using $1,025 per ounce gold
2.	Reward >$0.01 net incremental value using $1,025 per ounce gold
3.	Briggs reserves are current to December 31, 2010 and have been reconciled for mine production

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2011

Gold Mineral Resources - Measured, Indicated and Inferred at December 31, 2010 (7)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Measured
Briggs - 100% (1)	10,326	0.022	232,000
Reward - 100% (2)	1,744	0.027	46,400
Pinson - 30% (3,4)	346	0.454	157,000
Columbia - 100% (5)	5,370	0.047	254,400
Cecil-R - 100% (6)	858	0.024	20,800

Total measured	18,644	0.038	710,600

Indicated
Briggs - 100% (1)	20,331	0.019	379,900
Reward - 100% (2)	9,259	0.023	212,300
Pinson - 30% (3,4)	406	0.400	162,200
Columbia - 100% (5)	11,294	0.043	487,300
Cecil-R - 100% (6)	2,382	0.022	52,700

Total indicated	43,672	0.030	1,294,400

Measured & indicated
Briggs - 100% (1)	30,657	0.020	611,900
Reward - 100% (2)	11,003	0.024	258,700
Pinson - 30% (3,4)	752	0.425	319,200
Columbia - 100% (5)	16,664	0.045	741,700
Cecil-R - 100% (6)	3,240	0.023	73,500

Total measured & indicated	62,316	0.032	2,005,000

Inferred
Briggs - 100% (1)	15,183	0.017	262,700
Reward - 100% (2)	2,819	0.018	51,300
Pinson - 30% (3,4)	1,012	0.340	344,000
Columbia - 100% (5)	10,705	0.042	453,600
Cecil-R - 100% (6)	5,144	0.019	99,400

Total inferred	34,863	0.035	1,211,000

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2011

Silver Mineral Resources - Measured, Indicated and Inferred at December 31, 2010 (7)

Category	Tons (x1,000)	Ag (oz/ton)	Contained Ounces
Columbia - 100% (5)
Measured	5,370	0.155	831,100
Indicated	11,295	0.115	1,304,400

Total measured & indicated	16,665	0.128	2,135,500

Total inferred	10,705	0.097	1,035,800

1.	NI 43-101 Technical Report Briggs Gold Project, March 2009
2.	NI 43-101 Technical Report Reward Gold Project, March 2008
3.	Pinson Project Basis: Atna 30 percent, Barrick 70 percent; 0.20 oz/ton cut-off grade
4.	NI 43-101 Technical Report Pinson Gold Property, June 2007
5.	NI 43-101 Technical Report Columbia Gold Property, September 2009
6.	NI 43-101 Technical Report Cecil R gold Property, March 2, 2010
7.	Resource estimates include proven and probable reserves

Mr. Alan Noble of Ore Reserves Engineering of Lakewood, Colorado, Registered Professional Engineer, State of Colorado, is acting as the independent qualified person in the preparation of “Technical Report on the Briggs Mine Project, March 2009.” Mr. Mike Read of Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, was responsible for preparing the ore reserve estimate and mine plan and worked under the supervision of Mr. Robert L. Sandefur as independent qualified person for those sections of the technical report. Mineral Reserves and mineral resources and reserves were updated by Mr. Read as Principal Mining Engineer, under the supervision of Mr. Sandefur as Qualified Person, to December 31, 2010 to account for 2010 mining at Briggs, price, cost and design parameter changes.

Dr. Fred Barnard, Ph.D., California Professional Geologist #7432, Mr. Greg Chlumsky, MMSA #0117QP, and Mr. Robert L. Sandefur, Colorado P.E. #11370, acted as qualified persons in the development of the Reward Project feasibility report “NI 43-101 Technical Report Reward Gold Project, March 2008.” Mr. Mike Read of Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, is the independent qualified person who updated the previous work and was responsible for preparing the ore reserve estimate and mine plan as of December 31, 2010.

The updated mineral resource calculation and Technical Report for the Pinson project with an effective date of June 1, 2007, was prepared under the supervision of Mr. William Stanley, VP Exploration of Atna, a Licensed Geologist and Qualified Person. The projections from drill hole data points are consistent with projections made in the original resource estimate for the property, which were prepared by Mr. Rob Sim, an independent consulting resource geologist, first published in February 2005, supported by Technical Reports filed on SEDAR March 2005 and subsequently revised and re-filed in December 2005.

The Columbia Gold Project resource estimate was prepared by Gustavson Associates, LLC of Lakewood, Colorado, under the direction of Mr. Donald E. Hulse, P.E., an independent Qualified Person.

Robert Sandefur, P.E., of Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, was responsible for preparing the Cecil R mineral resource estimate. Mr. Sandefur is an independent Qualified Person and co-author of the Technical Report which will be filed for the Cecil R Project on SEDAR.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2011

The mineral resources reported above other than those declared as proven and probable mineral reserves have no demonstrated economic viability at this time. The quantity and grade of reported inferred resources in these estimations are based on limited information and should be considered conceptual in nature. It is uncertain if further exploration will result in discovery of an indicated or measured mineral resource within those areas classed as inferred.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.  This section uses the terms “measured” and “indicated resources.” The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.  This section uses the term “inferred resources.” The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Summary of Quarterly Results

The following are the summary quarterly results for the eight most recent quarters that were prepared in accordance with IFRS for the quarterly periods during the years 2011 and 2010, and in accordance with Canadian GAAP for the quarterly periods during the year 2009:

	IFRS	IFRS	IFRS	IFRS
Quarterly results ended	Mar-11	Dec-10	Sep-10	Jun-10
Total revenues	$9,209,700	$10,380,900	$7,484,300	$6,655,000
Net loss for the quarter	$(148,200)	$363,700	$(1,914,600)	$(2,751,500)
Basic and diluted loss per share	$-	$-	$(0.02)	$(0.03)

		Canadian	Canadian	Canadian
	IFRS	GAAP	GAAP	GAAP
Quarterly results ended	Mar-10	Dec-09	Sep-09	Jun-09
Total revenues	$6,086,700	$4,957,800	$3,731,400	Nil
Net loss for the quarter	$(1,589,500)	$(1,824,000)	$(1,374,400)	$(1,728,900)
Basic and diluted loss per share	$(0.02)	$(0.02)	$(0.02)	$(0.02)

The above quarterly results have been restated for changes in accounting policies as described later in this management discussion and analysis in the section “Changes in Accounting Policies”.

Quarterly results can vary significantly depending on whether the Company realizes any: gains or losses on the sale of investments, write-offs or write-downs on properties, gains or losses on foreign exchange, or stock-based compensation costs resulting from the granting of stock options. The Company is not impacted by seasonality in its cost structure.

Results of Operations – Three Months Ended March 31, 2011 versus Three Months Ended March 31, 2010

For the three months ended March 31, 2011, Atna recorded a net loss of $0.1 million, or basic loss per share of less than $0.01, on revenues of $9.2 million. This compares to a net loss of $1.6 million, or a basic loss per share of $0.02, on revenues of $6.1 million for the three months ended March 31, 2010. Details of the $1.5 million total positive variances in the results between the quarters were as follows:

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2011

•	A positive variance of $1.5 million due to profit on gold sales
•	A positive variance of $0.3 million due to lower exploration expenses
•	A negative variance of $0.2 million in realized and unrealized losses on derivatives due to the current gold price exceeding the forward price of $1,113 related to the Gold Bond
•	A net negative variance of $0.2 million due to lower other income
•	A positive variance of $0.1 million in interest income and expense due to lower debt balances

For the first quarter ended March 31, 2011, cash and cash equivalents were $6.2 million a decrease of $3.4 million from December 31, 2010. The net decrease in cash was due primarily to the following:

•	$3.2 million was provided by net profit from gold sales
•	$1.5 million was used for capital projects at Briggs and Reward
•	$1.5 million was used to pay principal and interest for notes payable and capitalized leases
•	$1.4 million was used to pay principal and interest for the Gold Bonds
•	$1.1 million was used to build additional gold inventory
•	$0.9 million was used for corporate overhead
•	$0.4 million was used for exploration expense and Briggs development drilling
•	$0.2 million was provided by asset sales and other

	First	Fourth	First
Revenue Statistics	Quarter 2011	Quarter 2010	Quarter 2010
Gold sales	9,209,700	10,380,900	6,086,700
Percent change from previous quarter	-11%	39%	23%
Percent change from prior period	51%	109%	nil

Gold ounces sold	6,600	7,800	5,500
Percent change from previous quarter	-15%	26%	10%
Percent change from prior period	20%	56%	nil

Gold average realization	1,398	1,325	1,106
Percent change from previous quarter	6%	10%	13%
Percent change from prior period	26%	35%	nil

First quarter 2011 (“current quarter”) gold sales increased by 51 percent from the first quarter 2010 (“prior period”), due to an increase of 20 percent in gold ounces sold and an increase of 26 percent in the gold realization. Current quarter gold sales decreased by 11 percent from the previous quarter due to a decrease of 15 percent in gold ounces sold, which was partially offset by an increase of 6 percent in the gold realization. Current quarter gold realization increased by 6 percent and 26 percent from the previous quarter and prior period to $1,398 compared to $1,325 and $1,106. Current quarter gold production decreased by 15 percent compared to the previous quarter due to lower planned mine head grades for this period and lower than expected ounces crushed and delays in leach recovery. The impact of the decreased production on revenue was partially offset by higher gold prices for the period. On a consolidated basis the Company expects to generate a profit for 2011 due to increased gold sales at a higher average gold realization and lower cash costs.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2011

Contractual Obligations

The Company’s material contractual obligations as of March 31, 2011:

		Payments due by Period
		Less than			More than
	Total	1-year	1-3 years	4-5 years	5-years
Long term debt obligations	$13,013,700	$4,451,700	$8,562,000	$-	$-
Capital lease obligations	833,900	224,000	436,700	173,200	-
Operating lease obligations	450,200	97,900	291,100	61,200	-
Asset retirement obligations	6,250,400	910,100	2,115,800	2,726,500	498,000

Total	$20,548,200	$5,683,700	$11,405,600	$2,960,900	$498,000

Off-Balance Sheet Arrangements

As of March 31, 2011, the Company had no outstanding off-balance sheet arrangements.

Liquidity & Capital Resources

Atna expects that basic cash requirements over the next 12 months can be funded through a combination of existing cash, cash flow from the Briggs operation, short-term investments, debt, asset sales and equity. In March 2011, the Company repaid approximately $1.1 million of debentures included in notes payable, and the remaining $1.0 million was converted into 2.0 million common shares at an exercise price of C$0.50 per share. In December 2010, the Company raised approximately C$8.4 million of net proceeds through sale of equity. In September 2010 the Company extended C$1.3 million of convertible debentures for one year. In December 2009, the Company closed a $14.5 million gold bond (the “Gold Bonds”) offering.

Gold production from Briggs was 6,700 ounces for the first quarter of 2011, compared to 7,900 ounces for the previous quarter. Gold production is expected to range from 32,000 to 37,000 during 2011. Briggs 2011 gold production average cash cost is estimated to be $850 to $880 per ounce. Projected cash costs have increased from prior expectations due to an increase in fuel cost, the primary consumable at Briggs and general inflation of the other primary consumables and lower than expected production in the first quarter. Briggs is expected to produce gold through the year 2016 based upon the current mine plan, which was determined using a gold price of $1,025 per ounce. During the April 2011 the gold price has exceeded $1,500 per ounce. Briggs has generated positive cash flows for the past two quarters and based on current gold prices, expected cash cost and production levels, Briggs is expected to continue to provide positive cash flows.

The remaining gold hedge position is a forward gold sale contract related to the 2009 gold bond facility (the “Gold Bond Facility”) that has committed approximately 3,257 ounces per year at a price of $1,113 per ounce in installments over the remaining eleven quarters of the Gold Bond Facility. The gold sales commitment represents less than 10 percent of the expected gold production during 2011 through 2013.

Atna continually evaluates business opportunities such as joint ventures, mergers and/or acquisitions with the objective of increasing share value by creating additional cash flow both to sustain us and to provide future sources of funds for growth. While the Company expects that the future cash flows from Briggs will help to finance its continuing activities, there are no assurances of success in this regard. To implement the Company’s future goals of developing its other mining properties, additional sources of funds will be required. Expected sources of funds include cash flow from Briggs, debt markets, equity markets, joint ventures and asset sales. If Briggs fails to generate enough cash to implement management’s development plans and the Company’s debt capacity is limited or the equity markets lack liquidity, the Company’s ability to expand and sustain future cash flows could be delayed or adversely impacted.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2011

Financing Transactions

A roll forward of the Company’s beginning and ending common shares outstanding as of May 23, 2011 is as follows:

Number of
Shares
Balance, beginning of the period	99,002,468
Conversions of notes payable	2,000,000

Balance, end of the period	101,002,468

Equity Issuance: During the three months ended March 31, 2011, the Company issued 2.0 million shares related to the exercise of $1.0 million of convertible debentures at an exercise price of C$0.50 per share.

Notes Payable: As of March 31, 2011, there were no outstanding debentures. On March 1, 2011, the Company repaid $0.8 million representing all of the outstanding debentures that were due on that date. On March 10, 2011, the Company prepaid the C$1.3 million of 12 percent debentures of which C$1.0 million chose to convert into 2.0 million shares of common stock.

Gold Bonds Payable: On December 9, 2009, the Company closed a private placement of $14.5 million of Gold Bonds. The Gold Bonds mature quarterly in equal installments through December 31, 2013 and bear interest at a rate of 10 percent. The Gold Bonds will be redeemed in sixteen quarterly installments equivalent to the market value of approximately 814 ounces of gold per quarter based on a closing gold price approximately ten trading days prior to the end of each quarter paid in cash. Eleven quarterly payments remain to be paid. The Gold Bond Facility limits the Company’s hedge position to 50 percent of the future estimated consolidated gold production and required the Company to provide a negative pledge to prevent further indebtedness at Briggs, subject to approved exceptions.

The Company recorded an initial discount on the Gold Bonds of $1.8 million. The discount was comprised of $1.1 million of transaction costs and the $0.7 million initial fair value of the embedded derivative. The discount is amortized using the effective interest method and the amount included in interest expense was $0.2 million and $0.2 million for the three months ended March 31, 2011 and 2010.

The embedded derivative has been separated from the Gold Bonds and is the result of the Gold Bonds being amortized by the Company delivering 13,028 ounces of gold over 16 equal quarterly payments. The fair value of the embedded derivative fluctuates with changes in the price of gold and changes in the forward price of gold. The initial fair value of the embedded derivative was discounted at the Company’s assumed borrowing rate of 12 percent. The change in fair value of the embedded derivative was a loss of less and $0.1 million and $0.2 million during the three months ended March 31, 2011 and 2010, which was recorded in the consolidated statements of operations in unrealized (loss) gain on derivatives. Realized losses related to the settlement of quarterly payments resulted in a loss of $0.2 million and less than $0.1 million, for the three months ended March 31, 2011 and 2010, which were recorded in the consolidated statements of operations in realized losses on derivatives.

Total interest expense recorded related to the Gold Bonds was $0.4 million and $0.6 million for the three months ended March 31, 2011 and 2010, none of which was capitalized.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2011

Investing Transactions

Asset Sales: During the three months ended March 31, 2011, the Company sold $0.1 million in equity investments and mining equipment.

Capital Expenditures: Capital expenditures for the three month ended March 31, 2011 totaled $1.9 million and were due primarily to the capitalization of an increase in leach pad capacity and development drilling Briggs.

The projected capital requirements for 2011 to sustain Briggs Mine operations are expected to be approximately $4.3 million primarily for the leach pad expansion cost and ancillary facilities. Briggs development drilling during 2011 is expected to be $1.4 million. The Reward Project in Nevada is expected to incur during 2011 development drilling and infrastructure spending of approximately $2.6 million. Additional capital spending will be required for facilities construction and pre-stripping of waste at Reward. This spending will be subject to availability of free cash flow from the Briggs Mine and financing from other sources.

Outstanding Warrants

The following table summarizes warrants outstanding as of May 23, 2011:

			Underlying
Expiration Date	Exercise Price		Shares

May 25, 2011	USD$	2.20	1,782,888
December 2, 2012	CAD$	0.70	8,674,162

			10,457,050

Surety Bonds

Briggs operates under permits granted by various agencies including the BLM, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board. The Company has posted cash and reclamation bonds with these agencies in the amount of $4.4 million of which $4.2 million are reclamation bonds supported by a surety. All surety bonds are subject to annual review and adjustment.

The total bonding requirement for Reward was determined to be $5.9 million. In July 2010, the Company posted with the State of Nevada an initial bond backed by surety of $0.9 million to cover development activities that include the installation of fencing, site road improvements, in-fill drilling, water wells and related pipelines, other earthwork and installation of power lines and facilities. The Company funded $0.8 million into a collateral account related to the surety bond.  All surety bonds are subject to annual review and adjustment.

Related Party Transactions

During the three months ended March 31, 2011, the Company had no related party transactions.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2011

Financial Instruments

Financial instruments are either recorded at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured on the balance sheet at fair value. Derivative financial instruments are classified as held-for-trading and are recorded on the balance sheet at fair value unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. The Company does not designate its derivative contracts as hedges and therefore does not employ hedge accounting treatment. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet date; however, considerable judgment is required to develop these estimates. Realized gains and losses on financial instruments are recorded as a component of operating cash flow.

The three levels of the fair value hierarchy are:
•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The following table provides a comparison of fair values and carrying values:

			March 31,	December 31,	January 1,
			2011	2010	2010
			Estimated	Estimated	Estimated
	Category	Level	Fair Value	Fair Value	Fair Value

Financial assets:
Cash and cash equivalents	Available-for-sale	n/a	6,216,300	9,593,200	13,060,300
Restricted cash	Loans and receivable	1	5,061,400	5,064,500	4,076,100
Investments	Available-for-sale	1	292,000	-	267,700
Total financial assets			11,569,700	14,657,700	17,404,100

Financial liabilities:
Accounts payable and
accrued liabilities	At amortized cost	n/a	5,304,300	2,921,900	2,376,200
Derivative liabilities	Held-for-trading	2	2,564,400	2,531,600	547,600
Notes payable	At amortized cost	2	3,045,000	5,240,700	2,158,400
Gold bonds, net of discount	At amortized cost	2	9,109,200	9,859,100	12,729,400
Capital leases	At amortized cost	n/a	833,900	896,900	2,979,200
Total financial liabilities			20,856,800	21,450,200	20,790,800

The following table presents the Company’s nonfinancial liabilities that were measured at fair value on a nonrecurring basis as of March 31, 2011 and December 31, 2010, by level within the fair value hierarchy:

	March 31, 2011	December 31, 2010	January 1, 2101
	Level 3	Level 3	Level 3

Liabilities:
Asset retirement obligations	4,623,700	4,619,300	5,029,100

The Company uses the income valuation technique to estimate the fair value of asset retirement obligations using the amounts and timing of expected future dismantlement costs, credit-adjusted risk-free rate and time value of money.  Accordingly, the fair value is based on unobservable pricing inputs and therefore, is included within the Level 3 fair value hierarchy. For the three months ended March 31, 2011 and 2010, the Company recorded adjustments to the asset retirement obligations of nil and nil.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2011

Derivatives

As of May 23, 2011 the Company had the following derivatives outstanding:

	US$	Expiry Date				US$
Derivative Contracts	Strike Price	2011	2012	Thereafter	Total	Fair Value
Gold Bond Forwards - Ozs	$1,113	2,443	3,257	3,257	8,957	$2,943,000
Embedded derivative

The Company has recorded a $2.6 million and $2.5 million derivative liability on its open derivative positions as of March 31, 2011 and December 31, 2010. During the three months ended March 31, 2011 there was less than $0.1 million of unrealized loss and $0.2 million of realized loss on gold derivative instruments recorded in the consolidated statements of operations. During the three months ended March 31, 2010 there was less than $0.1 million of unrealized loss and no realized gain or loss on gold derivative instruments recorded in the consolidated statements of operations.

The Company’s open hedge positions as of March 31, 2011, consist solely of the embedded derivative in the Gold Bond Facility. The Gold Bonds will be repaid by delivering a total of 8,957 remaining ounces of gold on a quarterly basis over the remaining eleven quarters expiring on December 31, 2013. The remaining gold forward sales position related to the Gold Bonds expire quarterly from June 30, 2011 to December 31, 2013 at a rate of 814 ounces per quarter. The Company believes that these outstanding contracts will be settled in the normal course of business. The Company’s policy is to not hedge more than 50 percent of the projected production and retain a 25 percent production reserve tail. At March 31, 2011, the outstanding hedge position represents less than 10 percent of the annual projected gold production from Briggs.

Under the terms of the gold bond forwards (embedded derivative contracts) in the Gold Bond Facility, Atna will deliver the value of 814 ounces of gold each quarter on the contractual delivery date. The redemption amount will be used to purchase shares of a gold exchange traded fund to be distributed to the bond holders’ accounts and 6.25 percent (one sixteenth) of the original face value of the Gold Bonds will be redeemed. The fair value of the gold bond forwards are determined using observable market inputs of similar contracts and discounted using the Company’s unsecured market interest rate of 12 percent.

During 2010 the Company retired 6,000 ounces of gold put and call options that had expiry dates from January to December 2010 at the rate of 500 ounces per month. The collars consisted of an equal number of put and call option contracts with similar expiry dates. The put and call option contracts were European style options that could be physically delivered or settled net at the expiry date. As of March 31, 2010, there were 4,500 ounces of put and call options outstanding with a strike price of $800 and $1,100 per ounce. The Company used the Black Scholes option valuation method to determine the market values of the option style derivatives.

The fair market value in the table above was estimated based on the gold price per ounce from the London PM Fix on May 17, 2011 of $1,479. The net change in the fair value of the hedge position will be positive to the Company when gold prices fall and will be negative when gold prices rise relative to the gold price on the date of the previous fair value calculation.

Risk management

The Company is exposed to a number of market risks that are part of its normal course of business. The Company has a risk management program that includes senior management and when appropriate the board of directors. Management sets policies approved by the board to identify and manage market risks affecting the Company. As a result, the Company incorporates the use of various financial instruments to manage these risks.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2011

Gold price risk: The Company’s primary products are gold and to a lesser extent silver. The value of the Company’s assets, its earnings and its operating cash flows are significantly impacted by the market price of gold, which was $1,439 based on the London PM Fix at March 31, 2011. The price of gold is influenced by numerous factors beyond the Company’s control, including supply and demand and world geopolitical events.

Management and the board of directors have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production as a cushion for unforeseen production issues. The Company may enter into gold derivative contracts to mitigate the impacts of lower gold prices on its operations. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases are structured as a collar and forward gold sales, including embedded derivatives in the gold bond financial instruments. The Company fair values its derivative positions and does not employ hedge accounting.

The sensitivity of the Company’s financial instruments to gold price changes:

A 10 percent increase in the gold price will increase the derivative liability for the embedded derivative in the gold bonds by $1.1 million. The increase in the derivative liability would be recorded as an unrealized loss on derivatives in the consolidated statement of operations and reduce pre-tax earnings and other comprehensive income by the same amount.

A 10 percent decrease in the gold price will decrease the derivative liability for the embedded derivative in the gold bonds by $1.1 million. The decrease in the derivative liability would be recorded as an unrealized gain on derivatives in the consolidated statement of operations and reduce pre-tax earnings and other comprehensive income by the same amount.

Foreign exchange risk: The Company is not significantly impacted by foreign exchange risk. The Company’s assets, liabilities, revenues and costs are all primarily denominated in US dollars. The Company reports its results in U.S. dollars to mitigate the impact on its reporting of fluctuations in the US dollar and Canadian dollar exchange rate.

Counterparty credit risk: The Company’s sales of gold to third parties expose the Company to the credit risk of nonpayment by the counterparty. The Company manages the counterparty credit risk by monitoring the credit worthiness of our customer.  The Company sells all of its gold to one counterparty, but at any one time the level of receivable is usually less than two percent of the Company’s total revenues. As of March 31, 2011 there were no significant concentrations of counterparty credit risk and no amounts were held as collateral.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations. The Company’s goal is to maintain sufficient liquidity to fund current operations for the next year after taking into account its current cash and short-term investment balances and cash flows from operations and potential asset sales. The Company believes that its current liquidity position is sufficient to fund the Company’s operations for the foreseeable future.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2011

Stock Options

The following table summarizes the stock options outstanding and exercisable at March 31, 2011:

Exercise Price		Options Outstanding			Options Exercisable
Low	High	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.40	$0.55	1,900,000	2.7	$0.46	1,900,000	2.7	$0.46
0.56	0.70	4,351,334	4.2	0.63	2,190,004	4.0	0.64
0.71	0.85	240,000	3.7	0.73	160,000	3.7	0.73
0.86	1.36	680,640	1.0	1.36	680,640	1.0	1.36

$0.40	$1.36	7,171,974	3.5	$0.66	4,930,644	3.1	$0.67

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company's President and CEO and Vice President and CFO have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company's President and CEO and Vice President and CFO by others within the organization in a timely manner; and (ii) Information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

The President and CEO and Vice President and CFO of the Company are responsible for the design and operating effectiveness of internal controls over financial reporting (“ICFR”) or causing the controls to be designed and operating effectively under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There has been no change in the Company’s ICFR that occurred during the three months ended March 31, 2011 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Because of their inherent limitations, ICFR and DC&P may not prevent or detect misstatements, errors or fraud. Control systems, no matter how well conceived or operated, can provide only reasonable, not absolute assurance, that the objectives of the controls are met.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the consolidated financial statements and notes thereto, MD&A and other information contained in this annual report. Additionally, it is Management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2011

The Company’s management is held accountable to the Board of Directors (“Directors”). Directors are elected to the Board by shareholders on an annual basis. The Directors are responsible for reviewing and approving the annual audited financial statements and MD&A. Responsibility for the review and approval of the Company’s quarterly unaudited interim financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of four directors, all of whom are independent of management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Transition to IFRS

Adoption of IFRS: These financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). The Company has adopted IFRS effective January 1, 2011. The Company’s transition date is January 1, 2010, (the “transition date”) and the opening balance sheet has been prepared in accordance with IFRS. These are the Company’s first interim financial statements prepared in accordance with IFRS. These financial statements have been prepared in accordance with the accounting policies described in Note 2. Required reconciliation under IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) are located in Note 3.

Summary of exemptions and elections

IFRS 1 provides many exemptions and elections that help to facilitate the transition to IFRS. The Company has chosen to apply certain of the optional exemptions from full retrospective application of IFRS. A summary of the optional exemptions applied are as follows:

Business combinations: The Company has elected the business combinations exemption to not apply IFRS 3 retrospectively to past business combinations. Accordingly, the Company has not restated past business combinations that took place prior to the transition date.

Fair value or revaluation as deemed cost: The Company has elected to not re-measure any of its PP&E at fair value or revaluation amounts as deemed cost as of the transition date previously determined under Canadian GAAP.

Cumulative translation adjustments: The Company has elected to zero out the ending balance in the accumulated cumulative translation account as of the transition date and record the balance in retained earnings.

Changes in Accounting Policies

The following changes in accounting policies, as a result of adopting IFRS, will have the greatest impacts on the Company’s financial statements.

Under IFRS, the Company may capitalize more exploration expenditures in the future than it would have under Canadian GAAP. The change in exploration expenditures policy did not result in any reconciling items in the adoption of IFRS.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2011

Under IFRS, The Company may capitalize excess stripping costs during the production phase of mining operations. The capitalization of deferred stripping costs will reduce the costs added to inventory and increase PP&E. The net impacts of capitalization and amortization of deferred stripping will also impact cash costs. Capitalizing and amortizing deferred stripping will have the impact of smoothing out the net income or loss related to excess mining costs due to high strip ratios where an open pit’s stripping ratio is significantly above the life-of-pit stripping ratio during the beginning of the pits expected life.

Exploration expenditures: Exploration expenditures relate to the costs of locating, defining and evaluating deposits of mineral resources. Exploration activities generally include prospecting, sampling, mapping, drilling and other work related to the search for mineralized material.

Exploration expenditures are capitalized if management determines that the expenditures are probable of having future economic benefits. Drilling and assessment costs to further develop proven and probable ore reserves are classified as development costs and capitalized. Work required in ore reserve development may include: infill drilling and sampling; detail geological and geostatistical modeling; and feasibility study. Capitalized exploration expenditures are classified as investing activities in the statement of cash flows.

Capitalized development costs: Costs incurred to prepare a property for production and are probable of having future economic benefits are capitalized as development costs.

Deferred Stripping Costs: The costs of removing barren waste rock during the production phase of mining operations are included in the costs of inventory produced in the period in which they are incurred, except when the costs represent a significant future benefit (“betterment”) to the mining operation. Betterments occur when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the upfront investment in the waste stripping activity. These costs are capitalized as “deferred stripping” development costs. Deferred stripping costs are amortized using the unit-of-production (“UOP”) amortization method, based on the estimated ore tons contained in the newly accessed in-place proven and probable ore reserves.

Certain assets are amortized over the tons of ore mined divided by the tons of ore reserves and other assets are amortized over the ounces of gold produced divided by the recoverable ounces of gold reserves. Recoverable gold ounces are calculated by multiplying the estimated recovery rate by the contained ounces of gold reserves. Costs incurred to construct tangible assets are capitalized within property, plant and equipment.

Recently issued Financial Accounting Standards

IFRS 9 – Financial Instruments – On November 12, 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on financial liabilities and de-recognition of financial instruments. IFRS 9 must be applied starting January 1, 2013 with early adoption permitted. The Company is currently determining the impact of adopting IFRS 9.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2011

Forward-Looking Statements

Certain disclosures included or incorporated by reference in this MD&A, including information as to the financial outlook of the Company, and its projects, constitute future-oriented financial information. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “will,” “schedule” and similar expressions identify forward-looking statements. Disclosures of future-oriented financial information and financial outlooks included or incorporated by reference into this document include statements with respect to, among other things, statements regarding anticipated capital spending and cash flows, expectations regarding operations, production, cash costs, internal rates of return, drilling and approvals and the timing of studies and reports. Disclosures of future-oriented financial information and financial outlooks are based upon a number of estimates and assumptions made by the Company in light of its experience and perception of historical trends, current market and operational conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. While these estimates and assumptions are considered reasonable by the Company, they are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among other things, risks relating to additional funding requirements, exploration, development and operating risks, competition, production risks, regulatory restrictions, including environmental regulation and liability and potential title disputes. These factors and others that could affect the Company’s disclosures of future-oriented financial information and financial outlooks are discussed in greater detail in the section headed “Risks and Uncertainties” below. Investors are cautioned that disclosures of future-oriented financial information and financial outlooks are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on such disclosures due to the inherent uncertainty therein. Disclosures of future-oriented financial information and financial outlooks are made as of the date of this MD&A, or in the case of documents incorporated by reference herein, as of the date of such document. The Company undertakes no obligation to update these future-oriented disclosures if management's beliefs, estimates or opinions, or other factors, should change, except as required by applicable securities laws.

Cautionary Note to U.S. Investors – The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as “measured,” “indicated,” and “inferred resources” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be obtained from us or viewed on the SEC website at http://www.sec.gov/edgar.shtml.

Risks and Uncertainties

Mineral exploitation is a competitive and capital intensive business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding minerals deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The exploitation of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as the economy, the proximity and capacity of mining facilities, mineral prices, and such other factors as government regulations, including regulations relating to royalties, changes in taxation rates, increased fees, allowable production methods, controls over importing and exporting minerals, and environmental regulations, any of which could result in the Company not receiving an adequate return on invested capital.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2011

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any mineral occurrences discovered. The price of gold and silver has experienced volatile and significant movement over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, including exchange traded funds, changes in supply due to new discoveries, improved mining and production methods.

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations, or its ability to develop its properties economically or in a timely fashion. Before production may commence on any property, the Company must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Costs of compliance with environmental and other regulations may reduce profitability, or preclude the economic development of a property.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties might be defective because of errors or omissions in the chain of title. The ownership and validity of mining claims and concessions are often uncertain and may be contested. The Company is not aware of any challenges to the location or area of its mineral claims. There is no guarantee, however, that title to the Company’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

The business of mineral exploration and extraction involves a high degree of risk and very few properties ultimately achieve commercial production. The ability of the Company to replace production in the future is dependent on its ability to conduct exploration, development and mining operations. The Company may need to raise capital through the use of equity, debt, asset sales, joint ventures or by other means in order to fund exploration, development and mining operations. In turn, the Company’s ability to raise capital depends in part upon the market’s perception of its management and properties, but also upon the price of gold and silver and the marketability of the Company’s securities. There is no assurance that the Company’s production activities or financing activities will be successful in providing the funds necessary to fund ongoing business activities.

Recovery of gold and silver from ore is impacted by many factors that create uncertainty. Factors impacting gold and silver recovery include variation in crushed ore size, ore grade, rock type, solution concentration, lime addition, temperature, rainfall, irrigation time, pressure stripping, refining, timely implementation of ore placement on the leach pad and other associated factors. The cost structure of recovering metal is also impacted by numerous variables including ore grade and recovery, fuel and consumable costs, labor and benefit cost, equipment operating and maintenance costs and numerous other factors. Other production risk factors may include labor strife, slope failure, lack of skilled labor and management, availability of mining equipment, availability of consumables, weather and other operational factors.

The Company operates primarily in the US. US legislation is trending toward giving regulatory agencies that regulate the mining business such as the Mine Safety and Health Administration, Homeland Security, OSHA, Health and Human Services, Environmental Protection Agency and others increased power and rights to require stricter standards and enforcement, levy increased fines and penalties for non-compliance, and to require a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that stricter enforcement and future changes in regulations, if any, will not adversely affect the Company’s operations.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2011

The Company entered into gold hedging contracts in order to protect the future operating cash flows of its Briggs Mine. The Company also enters into consumable off-take agreements for its future diesel fuel consumption that may protect against the increasing cost of diesel fuel. The Company’s goal is to protect the Company’s cash flows from declining gold prices or increasing diesel prices. The Company’s primary risk related to gold hedging may result from a shortfall of expected gold production that may compound the potential reduction in cash flows. The Company’s primary risk mitigation for hedge transactions is its policy to limit net hedge levels to 50 percent of its expected gold production or diesel usage. Although a hedging program is designed to protect cash flow from a decline in the price of gold or rise in the price of diesel fuel; it could also limit the Company’s gold realizations during periods of increased gold prices or could increase diesel costs during periods of low diesel prices.

For additional information on risk factors, please refer to the risk factors section of the company’s 20-F for the year ended December 31, 2010, which can be found on SEDAR at www.sedar.com.

Outlook

The Company’s key milestones for 2011 are:

•	Maintain a high level of safety and environmental performance
•	Optimize production and cash flow generation at Briggs
•	Acquire, and start permitting Pinson
•	Extend Briggs mine life through continued development drilling and permitting
•	Maintain a conservative balance sheet and secure acceptable financing for continued growth
•	Complete additional drilling at Reward to increase both resources and reserves
•	Advance permitting and feasibility study activities at Columbia
•	Monetize non-core properties and assets
•	Continue to pursue new exploration, acquisition and asset sale opportunities that add value, accelerate growth and provide cash
•	Gain additional analyst and market coverage for the Company